

June 18, 2013

Via Email
C. Douglas Carpenter
Executive Vice President, Secretary, and Chief Financial Officer
Farmers Capital Bank Corporation
P.O. Box 309
Frankfort, Kentucky 40602-0309

> **Re:** **Farmers Capital Bank Corporation**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed March 8, 2013**
> **File No. 000-14412**

Dear Mr. Carpenter:

We have reviewed your filing and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, including the draft of your proposed disclosure, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2012

Item 13. Certain Relationships and Related Transactions, and Director Independence, page 134

1. We note that you incorporate information into this section from your proxy statement, which in turn incorporates information from the footnotes to your financial statements. However, the sections you reference do not contain the specific information called for by Item 404 of Regulation S-K. For example, the footnote on page 95 identifies aggregate fees paid to directors but fails to identify the directors and describe the specific transactions. In future filings, please include the all the information required by Item 404 of Regulation S-K in one place, either in Item 13 of your annual report or in your proxy. Please provide draft disclosure to the staff based on 2012 data.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are

C. Douglas Carpenter
Farmers Capital Bank Corporation
June 18, 2013
Page 2

in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Josh Samples at (202) 551-3199 or me at (202) 551-3464 with any questions.

Sincerely,

/s/ Kathryn McHale

Kathryn McHale
Senior Staff Attorney